Pacific North West Capital Corp.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

MR SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X 9X9

Security Class 123

Holder Account Number

C1234567890 XXX

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Form of Proxy - Annual General and Special Meeting to be held on September 7, 2011

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 9:00 am, Pacific Time, on September 2, 2011.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.
Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 123456789012345

00U63A

CPUQC01.E.INT/000001/i1234

MR SAM SAMPLE

C1234567890

XXX 123

Appointment of Proxyholder

I/We, being holder(s) of Pacific North West Capital Corp. hereby appoint: Harry Barr, or failing him, Linda Holmes,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Pacific North West Capital Corp. to be held at 2303 West 41st Avenue, Vancouver, BC, on September 7, 2011 at 9:00 AM Pacific Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For Against

1. Number of Directors

To set the number of Directors at five (5).

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2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Harry Barr	☐	☐	02. Linda Holmes	☐	☐	03. Dennis Hop	☐	☐
04. John Londry	☐	☐	05. Jordan Point	☐	☐			

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For Withhold

3. Appointment of Auditors

Appointment of James Stafford, Inc., Chartered Accountants, as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

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For Against

4. Re-Approval of 2005 Plan

"BE IT RESOLVED BY DISINTERESTED SHAREHOLDERS THAT:

1. subject to regulatory approval, the Company be authorized to renew the 2005 Stock Option and Incentive Plan (the "2005 Plan") authorizing the Directors to grant options up to a maximum of 10% of the Company's issued and outstanding shares from time to time along with all unallocated options rights or other entitlements issuable pursuant to the 2005 Plan until three years from the date of the Meeting, being September 7, 2014; and
2. any one Director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute or cause to be executed, whether under Company seal or otherwise, and to deliver or cause to be delivered all such documents and to do or cause to be done all such acts and things, as in the opinion of such Director or officer may be necessary or desirable in order to give effect to this resolution."

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5. Equity Investments by the Company

"BE IT RESOLVED BY DISINTERESTED SHAREHOLDERS THAT:

1. subject to applicable regulatory approvals as may be required under TSX policies, the Company be and is hereby permitted, at the discretion of management of the Company after having conducted sufficient due diligence, to (i) purchase securities of other public and/or private companies (which companies may or may not be affiliated with the Company) which are focused on exploration, development and production in the mining industry; and/or (ii) purchase securities of service companies related to the mining industry; and/or (iii) invest in an Initial Public Offering of a new public company, so long as the Company maintains sufficient working capital and sufficient funds to fund its ongoing exploration and development expenditures and operations; and
2. any director or officer of the Company be and is authorized and directed, for and on behalf of the Company, to do all acts and things, and sign, execute and deliver all such applications, documents, instruments, including any reasonable amendments thereto, as may be necessary or advisable in connection with the foregoing resolutions."

☐ ☐

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6. Sale of the Company's 60% Optioned Interest in the Destiny Gold Project

"BE IT RESOLVED BY DISINTERESTED SHAREHOLDERS THAT:

1. the grant by the Company to Next Gen of an option to purchase the Company's 60% interest in and to the Destiny Gold Project, pursuant to the terms of a letter agreement dated effective August 8, 2011 between the Company and Next Gen, be and it is hereby approved and authorized; and
2. any director and/or officer of the Company be and is hereby authorized and directed for and on behalf of and in the name of the Company to do all acts and things, and sign, execute and deliver any and all documents, applications and instruments, including any reasonable amendments thereto, as may be necessary or advisable to implement this resolution and the matters authorized thereby.

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Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

999999999999 039434 XXXX AR1 PHWQ

00U64B